AH
3/18/2002



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-44863

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FIMCO Securities Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3900 W. Brown Deer Rd.
(No. and Street)

Milwaukee, WI 53209
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Henry (414) 371-8000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton, Gunderson LLP
(Name — *if individual, state last, first, middle name*)

2323 N. Mayfair Rd., Suite 400 Milwaukee, WI 53226
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Mark Henry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIMCO Securities Group, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Financial/Operations Principal
Title

Heidi White 8/24/03
Notary Public comm. expires

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Clifton
Gunderson LLP
Certified Public Accountants & Consultants

February 15, 2002

Board of Directors
FIMCO Securities Group, Inc.
3900 West Brown Deer Road
Milwaukee, WI 53209

In planning and performing our audit of the financial statements FIMCO Securities Group, Inc. for the year ended December 31, 2001, we considered the Company's internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control. Our consideration of the internal control was only a part of our overall audit plan and was not intended to be a complete review of the Company's accounting procedures, therefore, it would not necessarily disclose all reportable conditions or other comments for improvement. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control that, in our judgment, could adversely affect the Company's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

As a result of the procedures described above, we discovered an inadequate segregation of duties due to the limited number of individuals involved in the accounting function. This condition increases the possibility that errors or irregularities may occur and not be detected on a timely basis. When this condition exists, management's close supervision and review of accounting information is the best means of preventing or detecting errors and irregularities.

*****

The above comment is intended solely for the information and use of the management of FIMCO Securities Group, Inc. and others within the organization and are not intended to be and should not be used by anyone other than these specified parties. We appreciate the opportunity to present these matters and are available to provide any assistance in implementing any recommendations.

Clifton Gunderson LLP

Milwaukee, Wisconsin
January 17, 2002

2323 North Mayfair Road, Suite 400
Milwaukee, Wisconsin 53226
tel: 414.476.1880
fax: 414.476.7286
www.cliftoncpa.com

FIMCO SECURITIES GROUP, INC.
Milwaukee, Wisconsin

FINANCIAL STATEMENTS
December 31, 2001 and 2000

TABLE OF CONTENTS



Independent Auditor's Report

Board of Directors
FIMCO Securities Group, Inc.
Milwaukee, Wisconsin

We have audited the accompanying statement of financial condition of FIMCO Securities Group, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of FIMCO Securities Group, Inc. as of December 31, 2000 were audited by other auditors whose report dated January 16, 2001, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FIMCO Securities Group, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Milwaukee, Wisconsin
January 17, 2002

FIMCO SECURITIES GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

ASSETS

	2001	2000
Cash and cash equivalents	$ 45,043	$ 29,111
Receivable from related parties	71,511	78,278
Advance to stockholder	501,500	501,500
TOTAL ASSETS	$ 618,054	$ 608,889

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
LIABILITIES		
Commissions payable	$ -	$ 11,557
STOCKHOLDER'S EQUITY	618,054	597,332
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 618,054	$ 608,889

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

FIMCO SECURITIES GROUP, INC.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2001 and 2000

	2001	2000
REVENUES		
Commission income	$ 700,428	$ 966,521
Investment income	943	1,672
Total revenues	701,371	968,193
EXPENSES		
Management fee expense	532,000	883,000
Professional fees	79,681	55,045
Licensing fees and expenses	7,152	15,568
General and administrative	13,448	28,866
Other, net	511	2,188
Legal settlement	70,000	-
Commissions and fees refunded	(22,143)	-
Total expenses	680,649	984,667
NET INCOME (LOSS)	$ 20,722	$ (16,474)

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

FIMCO SECURITIES GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2001 and 2000

	Common Stock - $.01 ParValue; Authorized 9,000 Shares		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
BALANCE, DECEMBER 31, 1999	100	$ 1	$ 199,999	$ 563,806	$ 763,806
Net loss	-	-	-	(16,474)	(16,474)
Dividends declared	-	-	-	(150,000)	(150,000)
BALANCE, DECEMBER 31, 2000	100	1	199,999	397,332	597,332
Net income	-	-	-	20,722	20,722
BALANCE, DECEMBER 31, 2001	100	$ 1	$ 199,999	$ 418,054	$ 618,054

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

FIMCO SECURITIES GROUP, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 20,722	$ (16,474)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Effects of changes in operating assets and liabilities:		
Commissions payable	(11,557)	(6,701)
Net cash provided by (used in) operating activities	9,165	(23,175)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net advances from (to) related parties	6,767	60,650
Dividends paid	-	(150,000)
Net cash provided by (used in) financing activities	6,767	(89,350)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	15,932	(112,525)
NET CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	29,111	141,636
NET CASH AND CASH EQUIVALENTS, END OF YEAR	$ 45,043	$ 29,111

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

FIMCO SECURITIES GROUP, INC.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2001

FIMCO Securities Group, Inc. (Company) a Wisconsin corporation is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company markets securities, annuities, unit investment trusts and mutual funds through savings and loans, banks and other financial institutions. Transactions involving registered, traded equity securities are processed through a correspondent securities broker and dealer on a fully-disclosed basis. The Company's fiscal year ends December 31. Significant accounting policies followed by the Company are presented below.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash and money market mutual funds.

LICENSING FEES

Licensing fees are expensed as incurred.

REVENUE AND EXPENSE RECOGNITION

Customers' securities transactions are recorded on a trade date basis. Commission income is recorded as earned and related commission expense is recorded as incurred. Commission income from variable annuity transactions and ongoing monthly mutual fund share purchases is recognized when received.

INCOME TAXES

The Company has elected to have its earnings taxed directly to its stockholder for federal and state income tax purposes under subchapter S of the Internal Revenue Code. Accordingly, no provision for income taxes is made in the accompanying financial statements.

This information is an integral part of the accompanying financial statements.

FIMCO SECURITIES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 1 - RECEIVABLE FROM RELATED PARTIES

Receivable from related parties is advances and expense reimbursement payments made for companies related through common ownership and is due on demand.

NOTE 2 – ADVANCE TO STOCKHOLDER

Advance to stockholder is due on demand and has no stated interest rate.

NOTE 3 - RELATED-PARTY TRANSACTIONS

The Company shares common occupancy and administrative costs with companies related through common ownership. The Company paid management fees of $532,000 and $883,000 for the years ended December 31, 2001 and 2000, respectively, to a company related through common ownership for the provision of administrative services. The fee, which may be waived, discharged, or increased at the discretion of the related company, need not be representative of the actual expenses incurred because both companies are owned 100% by the same stockholder. In addition, expenses paid on behalf of the Company by companies related through common ownership are reimbursed by the Company.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2001 and 2000, respectively, the Company had net capital of $45,043 and $17,554, net capital in excess of the requirement of $40,043 and $12,554 and a net capital ratio of 0.0 to 1 and 0.66 to 1.

NOTE 5 - CONTINGENCIES

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL INFORMATION

FIMCO SECURITIES GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

TOTAL STOCKHOLDER'S EQUITY		$ 618,054
Nonallowable assets		
Receivable from related party	$ 71,511	
Advance to stockholder	501,500	
Total nonallowable assets		573,011
NET CAPITAL		$ 45,043

Reconciliation with Company's Computation
(included in Part IIA of Form X-17A-5 as of December 31, 2001)

There were no material differences between member's equity and net capital as reported in the Company's Focus Report Part IIA.

This information is an integral part of the accompanying financial statements.

FIMCO SECURITIES GROUP, INC.
COMPUTATION OF BASIC NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

Aggregate Indebtedness	
Included in statement of financial condition	
Accounts payable, accrued expenses and other liabilities	$ -
Computation of Basic Net Capital Requirement	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ -
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 40,043
Excess net capital at 1,000%	$ 40,043
Ratio of aggregate indebtedness to net capital	0.0 to 1

This information is an integral part of the accompanying financial statements.

FIMCO SECURITIES GROUP, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
Year Ended December 31, 2001

Broker-dealer is exempt from Rule 15c3-3. There were no security transactions during 2001.

This information is an integral part of the accompanying financial statements.


Clifton
Gunderson LLP
Certified Public Accountants & Consultants

To the Board of Directors
FIMCO Securities Group, Inc.
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements and supplemental schedules of FIMCO Securities Group, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.


Member of
HLB
International

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Milwaukee, Wisconsin
January 17, 2002